SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58606R403
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on December 3, 2008, by Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), as amended on December 4, 2008, December 5, 2008, December 15, 2008 and December 18, 2008 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by 900 North Point Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Roche”), to purchase, at a price of $0.61 per share in cash, net to the seller, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Memory, on the terms and subject to the conditions specified in the offer to purchase dated December 3, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Roche with the Securities and Exchange Commission on December 3, 2008.
On December 12, 2008, Memory was notified by the NASDAQ Listing and Hearing Review Council (the "Review Council”) that the Review Council had determined that Memory had demonstrated compliance with The NASDAQ Capital Market requirement for market value of listed securities. As a result, Memory’s securities will continue to trade on The NASDAQ Capital Market pending a determination by the NASDAQ Listing Qualifications Panel (the “Panel”) regarding Memory’s compliance with the minimum bid price requirement.
In October 2008, NASDAQ temporarily suspended its minimum bid price requirement due to extraordinary market conditions. As part of this temporary suspension, the Panel granted Memory until February 2, 2009 to regain compliance with the minimum bid price requirement.
Except as otherwise set forth herein, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press release dated December 16, 2008 (incorporated herein by reference to Exhibit 99.1 to Memory’s Current Report on Form 8-K, filed on December 16, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.
By:	/s/ Michael P. Smith
	Name:	Michael P. Smith
	Title:	Chief Financial Officer

Dated: December 19, 2008